

02035256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

CINAR Corporation
(translation of registrant's name into English)

1055, René Lévesque Blvd East, Montreal, Quebec, Canada H2L 4S6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F _____   Form 40-F _X_

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes _____   No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2002

CINAR CORPORATION
(Registrant)

By: _____
Barrie Usher
President and Chief
Executive Officer
(Signature)*

* Print the name and title of the signing officer under his signature.

EXHIBIT

Material Change Report, dated April 29, 2002, and titled :
CINAR appointed new directors and expanded board to nine members.

MATERIAL CHANGE REPORT

Under Section 75(2) of the *Securities Act* (Ontario);
Section 81(2) of the *Securities Act* (Nova Scotia);
Section 76(2) of the *Securities Act* (Newfoundland);
Section 84(1)(B) of the *Securities Act* (Saskatchewan);
Section 118(1)(B) of the *Securities Act* (Alberta); and
Section 67(1)(B) of the *Securities Act* (British Columbia).

Item 1.   **Reporting Issuer**

CINAR Corporation
1055 René-Lévesque Blvd. East
Montreal, Québec
H2L 4S5

(herein referred to as "CINAR" or the "Company")

Item 2.   **Date of Material Change**

April 29, 2002.

Item 3.   **Press Release**

A press release announcing the possible material change has been disseminated through Canadian Corporate News on April 29, 2002.

Item 4.   **Summary of Material Change**

CINAR appointed new directors and expanded board to nine members.

Item 5.   **Full Description of Material Change**

See "Press Release" attached as Schedule "A".

Item 6.   **Reliance on Provisions Applying to Confidential Filing**

Not applicable.

Item 7.   **Omitted Information**

Not applicable.

Item 8.   <u>Senior Officer</u>

For further information, contact: Mr. Barrie Usher, Chief Executive Officer and President, Tel.: (514) 843-7070.

Item 9.   <u>**Statement of Senior Officer**</u>

The information contained in this material change report accurately discloses the possible material change referred to herein.

DATED at Montreal, Québec this 1st day of May, 2002.

(signed) Barrie Usher
_____
Barrie Usher
President and Chief Executive Officer

SCHEDULE "A"

For immediate release

CINAR APPOINTS NEW DIRECTORS AND EXPANDS BOARD TO NINE MEMBERS

Montréal (Qc) Canada – April 29, 2002 – CINAR Corporation announces the appointment of nine new directors to its Board, following its annual meeting of shareholders held today. The directors are as follows :

- Mr. Marcel Aubut – lawyer and managing partner of Heenan, Blaikie, Aubut (Québec office) and former Chairman of the Board, Club de Hockey Les Nordiques de Québec;
- Mr. Fernand Bélisle – Chairman, Cable Satisfaction International Inc. and former Vice-president of CRTC;
- Mr. Pierre Desjardins – Chairman, TouchTunes Music Corporation and Former President and CEO of Domtar Inc. and Former President of Labatt
- Mr. Douglas M. Holtby – Director and Secretary, MVBC (Multivan Broadcast Corporation);
- Ms. Lisa de Wilde – Former President and CEO, Astral Television Networks Inc.;
- Mr. Normand Beauchamp – Former Chairman, President and CEO Radiomutuel;
- Mr. Gordon Craig – Chairman and CEO NetStar Communications Inc., former President, TSN, and former President and CEO, The Labatt Broadcast Group;
- Mr. Robert Després, Q.C., F.C.C.A., F.C.M.A., Chairman of the Board, Les mines McWatters Inc.;
- Mr. David L. Simon, President, Simon Bros, Media and Entertainment Inc.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. CINAR's web site is www.cinar.com.

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Contact :
Louise Sansregret, M.A., M.B.A.
Vice President, Investor Relations and Public Affairs
CINAR Corporation
(514) 843-7070

This release may include information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.